

Mail Stop 4631

July 2, 2010

Roger A. Cregg
Executive Vice President and Chief Financial Officer
PulteGroup, Inc.
100 Bloomfield Hills Parkway, Suite 300
Bloomfield Hills, Michigan 48304

> **Re:** **PulteGroup, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **File No. 1-9804**

Dear Mr. Cregg:

We have reviewed your responses and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009

Item 7. Management's Discussion and Analysis, page 22
Critical Accounting Policies and Estimates, page 40
Goodwill and Intangible Assets, page 43

1.    We note and appreciate the additional disclosures you intend to provide based on your response to prior comment 1. Based on the table you intend to provide, we assume that the first three line items are at increased risk of future impairment. Please revise future filings to also disclose the amount of goodwill at increased risk of future impairment by reportable segment.

<u>Item 8. Financial Statements and Supplementary Data, page 47</u>
<u>Note 3. Goodwill, page 65</u>

2.      We note your response to prior comment 2.  Please confirm that in future filings you will disclose the information you provided supplementally pertaining to the differences in your valuation of goodwill at the merger date and the goodwill impairment assessment date, including how you evaluate changes in your market capitalization.

        Please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please furnish a letter that keys your responses to our comments and provides any requested information.  Detailed letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Bret Johnson at (202) 551-3753, Anne McConnell at (202) 551-3709, or me at (202) 551-3689 if you have questions regarding our comments.


                                        Sincerely,


                                        John Hartz
                                        Senior Assistant Chief
                                        Accountant